                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2003.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings and Retirement Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Cenveo, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112



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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Mail-Well Corporation 401(k) Savings and Retirement Plan December 31, 2003 and 2002, and December 30, 2002, and for the year ended December 31, 2003 and the day ended December 31, 2002 with Report of Independent Registered Public Accounting Firm





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          Mail-Well Corporation 401(k) Savings and Retirement Plan

               Financial Statements and Supplemental Schedules


        Year ended December 31, 2003 and day ended December 31, 2002




                                  CONTENTS

Report of Independent Registered Public Accounting Firm....................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
   December 31, 2003......................................................10
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
   December 31, 2002......................................................11





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           Report of Independent Registered Public Accounting Firm


The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Mail-Well Corporation 401(k) Savings and Retirement Plan as of December 31, 2003 and 2002, and December 30, 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and the day ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and December 30, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 and the day ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Denver, Colorado
June 23, 2004


                                                                           1


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
                                 Mail-Well Corporation 401(k) Savings Retirement Plan

                                   Statements of Net Assets Available for Benefits

                                                                         DECEMBER 31                  DECEMBER 30
                                                                  2003                2002               2002
                                                           ----------------------------------------------------------
Investments, at fair value:
  Mutual funds                                                $  129,577,090      $  111,109,481     $  110,811,715
  Common collective trusts                                        68,379,117          61,718,895         61,550,779
  Mail-Well common stock                                          12,429,772           7,175,371          7,462,118
  Participant loans                                                6,811,486           6,581,268          6,587,780
                                                           ----------------------------------------------------------
Total investments                                                217,197,465         186,585,015        186,412,392

Receivables:
  Employee contributions                                             529,894             520,145            520,145
  Employer contributions                                             192,373             294,999            294,999
                                                           ----------------------------------------------------------
Total receivables                                                    722,267             815,144            815,144
                                                           ----------------------------------------------------------
Net assets available for benefits                             $  217,919,732      $  187,400,159     $  187,227,536
                                                           ==========================================================


See accompanying notes.


                                                                           2


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
                                 Mail-Well Corporation 401(k) Savings Retirement Plan

                              Statements of Changes in Net Assets Available for Benefits

                                                                                   YEAR ENDED           DAY ENDED
                                                                                   DECEMBER 31         DECEMBER 31
                                                                                      2003                2002
                                                                              ---------------------------------------
ADDITIONS (DEDUCTIONS)
Investment income:
  Net appreciation (depreciation) in fair value of investments                  $    31,927,601    $        (42,787)
  Interest and dividend income                                                        5,080,366             242,375
                                                                              ---------------------------------------
                                                                                     37,007,967             199,588

Contributions:
  Employee contributions                                                             15,149,711                   -
  Employer contributions                                                              5,758,292                   -
  Rollover contributions                                                              1,519,526                   -
                                                                              ---------------------------------------
                                                                                     22,427,529                   -

Asset transfers to other plans                                                       (4,315,604)                  -
Administrative expenses                                                                 (76,861)                  -
Payment of benefits to participants                                                 (24,523,458)            (26,965)
                                                                              ---------------------------------------
Increase in net assets available for benefits                                        30,519,573             172,623

Net assets available for benefits, beginning of year                                187,400,159         187,227,536
                                                                              ---------------------------------------
Net assets available for benefits, end of year                                   $  217,919,732      $  187,400,159
                                                                              =======================================


See accompanying notes.

                                                                           3


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                        Notes to Financial Statements

                              December 31, 2003


1. DESCRIPTION OF THE PLAN

The following description of the Mail-Well Corporation 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective March 1, 1994. The Plan is a salary deferral plan of Mail-Well Corporation (the Company). Effective December 1, 1999, the Plan was amended and restated to only include full-time salaried and nonunion hourly employees. The union employees began a new plan effective December 1, 1999.

The full-time salaried and nonunion hourly employees become eligible the first day of the month following 30 days of service with the Company. The Plan was amended to provide for negative enrollment in the Plan on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

On April 29, 2004 the shareholder's approved the change of the Company's name from Mail-Well to Cenveo. On December 30, 2002, the Company changed its plan year to a calendar year creating a one-day plan year of December 31, 2002.


CONTRIBUTIONS

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. In 2003, the Company made an additional discretionary contribution of $109,927 to the Plan, which was based on 1% of the select participant groups 2002 compensation.


                                                                           4


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.

VESTING

A participant is 100% vested in their contributions at all times. Vesting in employer matching contributions occurs 20% for each year of service. Upon reaching five years of service, all employer matching contributions are fully vested. Years of service attributable to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer matching contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

                                                                           5


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses. In 2003, forfeitures of $39,976 were used to fund administrative expenses and $170,000 to reduce employer contributions. The balance of forfeited non-vested accounts was $195,723, as of December 31, 2003. The balance of forfeited non-vested accounts was not material as of December 31, 2002 and December 30, 2002.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market value except for common collective trust funds and participant loans, which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments. Realized gains and losses on sales of investments are determined on the average-cost basis.

                                                                           6


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. INVESTMENTS

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value for the year ended December 31, 2003 and the day ended December 30, 2002 as follows:

                                               YEAR ENDED        DAY ENDED
                                               DECEMBER 31      DECEMBER 31
                                                  2003             2002
                                         -----------------------------------
     Mutual funds                             $20,169,461       $  225,352
     Common collective trusts                   6,145,365           18,876
     Common stock                               5,612,775         (287,015)
                                         -----------------------------------
                                              $31,927,601       $  (42,787)
                                         ===================================


                                                                           7


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002, and December 30, 2002 are as follows:

                                                                   DECEMBER 31                    DECEMBER 30
                                                             2003               2002                 2002
                                                      --------------------------------------------------------
    Mutual funds:
      PIMCO Total Return                                    $25,573,589       $26,499,384         $26,404,631
      Putnam International Growth Fund                       12,631,301        10,146,602          10,060,325
      Putnam Investors Fund                                  31,736,144        26,759,476          26,735,130
      The George Putnam Fund of Boston                       22,194,562        19,114,450          19,096,481
      The Putnam Fund for Growth
         & Income                                                     *        10,494,095          10,471,862
    Putnam S&P 500 Fund                                      28,392,264        20,417,909          20,405,141
    Putnam Stable Value Fund                                 39,986,853        41,300,986          41,145,638
    Mail-Well Common Stock                                   12,429,772                 *                   *

*Investment less than 5% of net assets

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     DECEMBER 31                 DECEMBER 30
                                                              2003                2002               2002
                                                      ---------------------------------------------------------
     Net assets available for benefits per the
        financial statements                              $217,919,732        $187,400,159       $187,227,536
     Employer contributions receivable                        (192,373)           (294,999)          (294,999)
     Employee contributions receivable                        (529,894)           (520,145)          (520,145)
                                                      ---------------------------------------------------------
     Net assets available for benefits per the
        Form 5500                                         $217,197,465        $186,585,015       $186,412,392
                                                      =========================================================




                                                                           8


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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 31, 2003:

                                                                            EMPLOYER           EMPLOYEE
                                                                          CONTRIBUTIONS     CONTRIBUTIONS
                                                                          -------------------------------
     Contributions made to participant accounts
        per the financial statements                                       $5,758,292       $15,149,711
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2002                                        294,999           520,145
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2003                                       (192,373)         (529,894)
                                                                          -------------------------------
     Contributions made to participant accounts
        per the Form 5500                                                  $5,860,918       $15,139,962
                                                                          ===============================



                                                                           9


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                           SUPPLEMENTAL SCHEDULES

                        Mail-Well Corporation 401(k) Savings and Retirement Plan

                                    EIN:. 84-1250534--Plan:. No. 001

                     Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                           December 31, 2003

                                                                      DESCRIPTION /
                                                                         NUMBER           CURRENT
                             IDENTITY OF ISSUE                         OF SHARES           VALUE
------------------------------------------------------------------------------------------------------
Mutual Funds:
  PIMCO Total Return                                                   2,387,823        $ 25,573,589
  Putnam International Growth Fund*                                      607,859          12,631,301
  Putnam Investors Fund*                                               2,806,025          31,736,144
  The George Putnam Fund of Boston*                                    1,304,028          22,194,562
  The Putnam Fund for Growth & Income*                                   608,788          10,793,812
  Algers Fund                                                            690,068          10,730,556
  Growth Fund Putnam Asset Allocation*                                   587,458           5,945,079
  Balanced Fund Putnam Asset Allocation*                                 830,699           8,207,301
  Conservative Fund Putnam Asset Allocation*                             199,858           1,764,746
Common Collective Trusts:
   Putnam S&P 500 Fund*                                                1,022,040          28,392,264
   Putnam Stable Value Fund*                                          39,986,853          39,986,853
Mail-Well Common Stock*                                                2,696,263          12,429,772
Participant loans*                                                   7.0% - 10.5%          6,811,486
                                                                                       ---------------
                                                                                         217,197,465
                                                                                       ===============

*Investments with a party-in-interest.


                                                                          10


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
                        Mail-Well Corporation 401(k) Savings and Retirement Plan

                                    EIN:. 84-1250534--Plan:. No. 001

                     Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                           December 31, 2002

                                                                     DESCRIPTION /
                                                                        NUMBER            CURRENT
                             IDENTITY OF ISSUE                        OF SHARES            VALUE
-----------------------------------------------------------------------------------------------------
Mutual Funds:
  PIMCO Total Return                                                  2,483,541        $ 26,499,384
  Putnam International Growth Fund*                                     614,201          10,146,602
  Putnam Investors Fund*                                              3,003,308          26,759,476
  The George Putnam Fund of Boston*                                   1,288,904          19,114,450
  The Putnam Fund for Growth & Income*                                  741,108          10,494,095
  Algers Fund                                                           595,286           6,524,335
  Growth Fund Putnam Asset Allocation*                                  501,466           3,996,680
  Balanced Fund Putnam Asset Allocation*                                763,414           6,389,771
  Conservative Fund Putnam Asset Allocation*                            149,205           1,184,688
Common Collective Trusts:
   Putnam S&P 500 Fund*                                                 943,526          20,417,909
   Putnam Stable Value Fund*                                         41,300,986          41,300,986
Mail-Well Common Stock*                                               2,870,148           7,175,371
Participant loans*                                                  7.0% - 10.5%          6,581,268
                                                                                     ----------------
                                                                                       $186,585,015
                                                                                     ================


*Investments with a party-in-interest.


                                                                          11



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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 28, 2004       Mail-Well Corporation 401(k) Savings and Retirement
                          Plan

                          /s/ Michel P. Salbaing

                          Michel P. Salbaing
                          Sr. Vice President - Chief Financial Officer